February 12, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549
Attention: Jill S. Davis, Branch Chief

Re:	Denbury Resources Inc. Form 10-K for Fiscal Year Ended December 31, 2006 Filed February 28, 2007 File No. 1-12935
Dear Ms. Davis:
     On behalf of Denbury Resources Inc. (the “Company”), set forth below is the Company’s response to the comment of the Staff of the Securities and Exchange Commission regarding the above referenced filing as set forth in the Staff’s letter dated January 29, 2008. For your convenience, we have repeated the comment as set forth in the Staff’s letter (in bold text) and followed the comment with the Company’s response (in normal text).
Form 10-K for the Fiscal Year Ended December 31, 2006
Critical Accounting Policies
Accounting for Tertiary Injection Costs, page 50
1.	We note your response to our prior comments in your letters dated September 20, 2007 and January 4, 2008 regarding the cost of CO2 injection in enhanced recovery activities. As there appears to be diversity in practice regarding the accounting treatment for such costs, please expand your accounting policy disclosures to address the following:
•	Indicate that diversity in practice exists within the oil and gas industry in the accounting for the cost of injected CO2 and related activities.
•	Indicate that others within your industry, including those that follow the full cost method of accounting for oil and gas activities, capitalize the cost of injected CO2 and related activities.
•	Expand your accounting policy disclosure to explain in detail why you believe these costs represent production costs rather than development or exploration costs.

Securities and Exchange Commission
February 12, 2008

     Response: In future filings we will modify our disclosure included in our “Critical Accounting Policies and Estimates” from that presented in our 2006 Form 10-K in the manner set forth below (the underlined text being the added text and the strikethrough text being the deleted text).
     Accounting for Tertiary Injection Costs
     We expense at the time of injection our costs associated with the CO2 we use in our tertiary recovery operations and related operating costs, regardless of the timing of the injections relative to production response or the recognition of proved reserves. Our tertiary operations are conducted in reservoirs that that have already produced significant amounts of oil over many years; however, in accordance the SEC’s rules for recording proved reserves, we cannot recognize proved reserves associated with enhanced recovery techniques, such as CO2 injection, until there is a production response to the injected CO2, unless the field is an analogy to an existing flood. Our costs associated with the CO2 we produce (or acquire) and inject are principally our costs to produce, transport and acquire or pay royalties. There is diversity in practice within the oil and gas industry in the accounting for the cost of injected CO2 and related activities and there are others within our industry, including companies that follow the full cost method of accounting for oil and gas activities, that apply an alternative treatment to the cost of injected CO2 and related activities. We understand that such alternative treatments may include ~~There are other acceptable alternatives in accounting for tertiary injectant costs, such as~~ capitalizing these costs as oil and gas properties and depleting them over time, or expensing a portion and deferring a portion of the cost if the injectant material can be recovered and sold at a later time.
     Our decision to expense our tertiary injectant costs at the time of injection, instead of capitalizing or deferring, results in greater expense to us at the onset of a new tertiary recovery project, as we may inject CO2 for several months before we experience any production response. We expensed costs for the CO2 we injected of $18.1 million in 2006, $10.1 million in 2005, and $4.6 million in 2004. We believe it is appropriate to record our tertiary injection costs as a production cost rather than a development or exploration cost for the following reasons:
1)	We inject CO2 to extend the productive life of reservoirs that were originally discovered many years ago, have already produced millions of barrels of oil and generally have existing production and conventional proved reserves upon our commencement of a CO2 flood. As such, we believe our injection of CO2 is most closely aligned with the definition of “production costs” included in Rule 4-10 of Regulation S-X as the primary purpose of the injections is to increase or maintain levels of production from existing and known productive intervals.
2)	As tertiary operations are conducted in reservoirs that have already produced significant amounts of oil, the exploration activities to identify the oil reservoirs and those activities that are defined as “exploration costs” in Rule 4-10 of Regulation S-X were completed many years ago and are not applicable to our current operations. Further, SFAS 69 considers reserves recovered through tertiary operations to be an incremental recovery of reserves from existing reservoirs, not newly discovered reserves.
3)	Although we capitalize as development costs the facility costs and well costs that are necessary to provide the improved recovery infrastructure, we believe the cost of the injected CO2 and the re-injection of recycled CO2 is more representative of an ongoing production cost as these costs are recurring throughout the entire tertiary production stage of the reservoir, and if we were to discontinue the injection of new CO2 our production from that reservoir would decrease very quickly. As the injection of CO2 is a continually recurring process, we believe it is better reflected as an ongoing production expense and included in our lease operating expense as incurred, rather than an upfront capital cost that is included in our full cost pool and amortized as DD&A over a longer period of time. Furthermore, while some companies may capitalize injected CO2 as inventory, it is uncertain whether we will ultimately recover the CO2 and if we do, we believe our cost to do so will be as much or more than the original cost, making the inventory or asset value of the injected CO2 for us minimal or zero.
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Securities and Exchange Commission
February 12, 2008

     In connection with the foregoing responses, the undersigned, on behalf of the Company, acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you for your time and consideration of this matter. If you have any questions or concerns about this response, please contact the undersigned at 972-673-2007, or by fax at 972-673-2150.
Sincerely,
/s/ Mark Allen
Mark Allen
Vice President and Chief Accounting Officer
cc: Mr. Kevin Stertzel